Exhibit 99.3
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Biofuels: Total Intends to Take an Active Part in BioTfueL
France’s Second-Generation Biodiesel Pilot Program
Paris, October 8, 2009 — As Europe’s leading automotive fuel refiner and marketer, Total is committed to stepping up the development of second-generation biofuels, which are needed to improve the environmental profile of crop-based fuels and avoid the use of food crops as feedstock.
Already a partner in France’s Futurol project to develop second-generation bioethanol, Total has expressed an interest in actively participating in the BioTfueL project. In particular:
•	it has offered to provide more than 30% of the financing required of the project partners;

•	share the expertise and dedication of its R&D teams;

•	and host a pilot unit to test the process at an existing plant, which would reduce the associated costs.
Total hopes that this project will be deployed as soon as possible.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com